

July 31, 2014

Via E-mail
John Lai
President and Chief Executive Officer
PetVivo Holdings, Inc.
12100 Singletree Lane, Suite 186
Eden Prairie, MN 55344

>   **Re: PetVivo Holdings, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed July 25, 2014**
>   **File No. 000-55167**

Dear Mr. Lai:

We have reviewed your letter dated July 25, 2014 and the above-referenced filing, and have the following comment. Where we reference prior comments, we are referring to our letter dated July 17, 2014

General

1.   We note that your response letter has not been signed by Mr. Lai. Please include the Tandy representations with your next response letter, and ensure that the letter is signed by an authorized representative of the company, on behalf of the company.

2.   We have reviewed your revisions in response to prior comment 4; however, we note further from your disclosure and from the binding Term Sheet to effect a Merger and Security Exchange Agreement with Gel-Del Technologies, Inc. that the reverse stock split is being undertaken as a condition to the merger. Further, it appears that your shareholders will not have a separate opportunity to approve the merger. Please be advised that pursuant to Note A to Schedule 14A, which applies to you per Item 1 of Schedule 14C, the information statement must provide all of the information regarding the proposed merger with Gel-Del required pursuant to Item 14 of Schedule 14A, including financial information. Please revise your information statement accordingly.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Robert Knutson, Esq.